 Exhibit 99.1
REUNION NEUROSCIENCE INC.
(FORMERLY FIELD TRIP HEALTH LTD.)
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
DECEMBER 31, 2022 AND 2021

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
		As at December 31, 2022	As at March 31, 2022
(Expressed in Canadian Dollars)	Notes	$	$
ASSETS
CURRENT
Cash and cash equivalents		31,870,745	63,720,102
Restricted cash	5	515,258	776,551
Due from associate	21	255,158	—
Accounts receivable	6	1,624,764	1,228,745
Other assets	7	2,283,194	3,451,901
TOTAL CURRENT ASSETS		36,549,119	69,177,299
NON-CURRENT
Property, plant and equipment	8	—	4,462,175
Intangible assets	10	—	483,354
Right-of-use assets	11	—	27,285,334
Other non-current assets	7	55,275	728,207
TOTAL NON-CURRENT ASSETS		55,275	32,959,070
TOTAL ASSETS		36,604,394	102,136,369
LIABILITIES AND EQUITY
CURRENT
Accounts payable and accrued liabilities	12	4,423,598	5,846,672
Financial guarantees	22	5,465,707	—
Deferred revenue		—	278,717
Current portion of lease obligations	11	—	2,306,823
TOTAL CURRENT LIABILITIES		9,889,305	8,432,212
NON-CURRENT
Loan payable		—	31,163
Lease obligations	11	—	26,714,233
TOTAL NON-CURRENT LIABILITIES		—	26,745,396
TOTAL LIABILITIES		9,889,305	35,177,608
EQUITY
Share capital	13	107,171,410	132,111,283
Warrant reserve	14	3,245,939	6,196,906
Share-based payment reserve	15	4,530,554	8,409,758
Accumulated other comprehensive income		3,927	683,647
Deficit		(88,236,741)	(80,442,833)
TOTAL EQUITY		26,715,089	66,958,761
TOTAL LIABILITIES AND EQUITY		36,604,394	102,136,369
The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.
Approved on behalf of the Board of Directors:
/s/ Greg Mayes	/s/ Helen Boudreau
Director	Director

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
		Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
(Expressed in Canadian Dollars)	Notes	$	$	$	$
OPERATING EXPENSES
General and administration	17	3,132,439	4,612,937	9,004,853	7,878,149
Research and development	18	3,440,697	1,102,175	8,573,180	4,656,376
Total operating expenses		6,573,136	5,715,112	17,578,033	12,534,525
OTHER INCOME (EXPENSES)
Interest income		232,842	91,115	415,047	320,593
Foreign exchange gain (loss)		(390,397)	(266,690)	846,681	401,540
Impairment of investment in associate	9	—	—	(8,336,404)	—
Share of loss of associate	9	(2,193,327)	—	(3,426,629)	—
Amortization, derecognition and remeasurement of financial guarantees	22	(3,530,656)	—	(3,530,656)	—
Net loss from continuing operations		(12,454,674)	(5,890,687)	(31,609,994)	(11,812,392)
Net loss from discontinued Clinic Operations	4	—	(9,080,483)	(10,390,695)	(28,708,453)
NET LOSS		(12,454,674)	(14,971,170)	(42,000,689)	(40,520,845)
Other comprehensive income (loss) from continuing operations
Exchange gain (loss) from translation of foreign subsidiaries		5,322	—	(16,555)	—
Share of exchange gain in associate		7,570	—	20,482	—
Other comprehensive income (loss) from discontinued Clinic Operations
Exchange gain (loss) from translation of foreign subsidiaries		—	118,092	(1,507,515)	(230,240)
COMPREHENSIVE LOSS		(12,441,782)	(14,853,078)	(43,504,277)	(40,751,085)
NET LOSS PER SHARE
Basic and diluted	16	(1.07)	(1.30)	(3.61)	(3.51)
NET LOSS PER SHARE FROM CONTINUING OPERATIONS
Basic and diluted	16	(1.07)	(0.51)	(2.72)	(1.02)
The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
		Share Capital		Warrant Reserve	Share- Based Payment Reserve	Accumulated Other Comprehensive Income	Deficit	Total Shareholders’ Equity
(Expressed in Canadian Dollars)	Notes	# Shares	$	$	$	$	$	$
Balance, April 1, 2022		58,150,789	132,111,283	6,196,906	8,409,758	683,647	(80,442,833)	66,958,761
Net loss		—	—	—	—	—	(42,000,689)	(42,000,689)
Foreign exchange loss from translation of foreign subsidiaries and associate		—	—	—	—	(1,503,588)	—	(1,503,588)
Comprehensive loss		—	—	—	—	(1,503,588)	(42,000,689)	(43,504,277)
Share issuance before the Arrangement		37,500	56,250	—	—	—	—	56,250
Stock options exercised before the Arrangement	15	26,479	19,483	—	(6,244)	—	—	13,239
Warrants expired	14	—	—	(2,772,748)	—	—	2,772,748	—
Common shares cancelled on execution of the Arrangement	13	(58,214,768)	(132,187,016)	—	—	—	—	(132,187,016)
New common shares issued on execution of the Arrangement	13	11,642,953	132,187,016	—	—	—	—	132,187,016
Fractional common shares cancelled on execution of the Arrangement	13	(30)	—	—	—	—	—	—
Modification of common shares on execution of the Arrangement		—	(25,027,506)	—	—	—	25,027,506	—
Transfer of reserves and Accumulated Other Comprehensive Income to Field Trip Health & Wellness		—	—	—	(5,720,641)	823,868	4,896,773	—
Net liabilities transferred to Field Trip Health & Wellness	4	—	—	—	—	—	1,331,535	1,331,535
Share-based payments	15	—	—	—	1,851,386	—	—	1,851,386
Stock options exercised after the Arrangement	15	2,229	11,900	—	(3,705)	—	—	8,195
Warrants expired after the Arrangement	14	—	—	(178,219)	—	—	178,219	—
Balance, December 31, 2022		11,645,152	107,171,410	3,245,939	4,530,554	3,927	(88,236,741)	26,715,089
		Share Capital		Warrant Reserve	Share- Based Payment Reserve	Accumulated Other Comprehensive Income	Deficit	Total Shareholders’ Equity
		# Shares	$	$	$	$	$	$
Balance, April 1, 2021		57,297,238	130,784,175	6,370,660	1,832,224	327,302	(25,751,703)	113,562,658
Net loss		—	—	—	—	—	(40,520,845)	(40,520,845)
Exchange loss from translation of foreign subsidiaries		—	—	—	—	(230,240)	—	(230,240)
Comprehensive loss		—	—	—	—	(230,240)	(40,520,845	(40,751,085)
Share issuance		225,000	337,500	—	—	—	—	337,500
Share issuance costs		—	(78,801)	—	—	—	—	(78,801)
Share-based payments	15	—	—	—	5,181,070	—	—	5,181,070
Warrants exercised	14	168,885	511,525	(173,755)	—	—	—	337,770
Stock options exercised	15	310,391	393,677	—	(156,238)	—	—	237,439
Balance, December 31, 2021		58,001,514	131,948,076	6,196,905	6,857,056	97,062	(66,272,548)	78,826,551
The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
		For the Nine Months Ended December 31, 2022	For the Nine Months Ended December, 2021
(Expressed in Canadian dollars)	Notes	$	$
OPERATING ACTIVITIES
Net loss before tax from continuing operations		(31,609,994)	(11,812,392)
Net loss before tax from discontinued Clinic Operations	4	(10,390,695)	(28,708,453)
Net loss before tax		(42,000,689)	(40,520,845)
Items not involving cash:
Depreciation and amortization		1,204,670	2,478,213
Share-based payments	15	1,910,308	5,518,570
Unrealized foreign exchange gain		(1,447,419)	(390,788)
Government assistance		—	(12,103)
Impairment of investment in associate	9	8,336,404	—
Share of loss of associate	9	3,426,629	—
Amortization, derecognition and remeasurement of financial guarantees	22	3,530,656	—
Impairment of fixed assets	8	997,524	—
Gain on proceeds from short term investments		—	(57,594)
Interest income		(426,075)	(283,961)
Interest expense		585,492	724,053
Net change in non-cash working capital	19	608,520	(1,361,100)
		(23,273,980)	(33,905,555)
Interest received		362,078	55,741
Interest paid		(583,849)	(720,602)
CASH USED IN OPERATING ACTIVITIES		(23,495,751)	(34,570,416)
INVESTING ACTIVITIES
Purchase of short-term investments		(7,789,921)
Proceeds from maturing short-term investments		7,789,921	16,994,164
Investment in associate	9	(9,807,500)	—
Advances made to associate	4	(490,726)	—
Advances repaid by associate	4, 21	3,300,373	—
Acquisition of property, plant and equipment		(231,841)	(2,399,276)
Development of intangible assets		(14,264)	(217,091)
Refundable security deposit paid for right-of-use assets		—	(422,353)
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		(7,243,958)	13,955,444
FINANCING ACTIVITIES
Proceeds from exercise of stock options	13	17,830	237,439
Proceeds from exercise of warrants		—	337,770
Repayment of principal of lease obligations		(896,420)	(657,407)
Loan received		—	20,000
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(878,590)	62,198
Net change in cash during the year		(31,618,299)	(20,677,170)
Effect of exchange rate on changes in cash		(492,351)	(176,742)
Cash, beginning of the period		64,496,653	39,852,614
CASH, END OF PERIOD		32,386,003	18,988,702
Represented by:
Cash and cash equivalents		31,870,745	18,353,844
Restricted cash		515,258	644,858
CASH, END OF PERIOD		32,386,003	18,998,702
Composed of:
Cash		3,857,301	10,742,482
Cash equivalents		28,528,702	8,256,220
The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
1.   NATURE OF OPERATIONS
Reunion Neuroscience Inc. (“Reunion” or the “Company”) is a clinical-stage biopharmaceutical company with a mission to develop innovative next generation therapeutic solutions for underserved mental health conditions.
The Company’s lead asset, RE104, is a patented, clinical-stage serotonergic psychedelic therapeutic designed as a single-dose, fast-acting and durable antidepressant. RE104 is currently in a Phase 1 clinical study and the Company plans to evaluate RE104 as a treatment for patients who suffer from postpartum depression and other mental health conditions.
Reunion is also developing the RE200 series, which are molecules designed to be structurally similar to classical psychedelics with selective potency at the target serotonin 2A receptor (5HT2A) and designed to be devoid of 5HT2B receptor agonism. Since 5HT2B activation acts detrimentally on the cardiovascular system, the RE200 series are intended to be used in chronic treatments, in broader patient populations and in a wider set of indications.
Reorganization and Spinout of Clinic Operations
On August 11, 2022, Reunion completed its previously announced reorganization which resulted in the separation of its drug development and clinical divisions into two independent companies (the “Spinout Transaction”). The reorganization was completed by way of a Plan of Arrangement (the “Arrangement”). Upon closing, Reunion transferred the entirety of its clinics in Canada, United States and the Netherlands, its natural products research in Jamaica, the associated digital assets and part of its corporate operations in Canada and United States (collectively, the “Clinic Operations”) to Field Trip Health & Wellness Ltd. (“Field Trip H&W”). Pursuant to the terms of the Arrangement, each Field Trip share was exchanged for one common share of Reunion and approximately 0.86 common shares of Field Trip H&W. Reunion Shares were consolidated on a 5:1 basis.
Field Trip Health Ltd. was renamed Reunion Neuroscience Inc. and remains listed on the NASDAQ Stock Market and Toronto Stock Exchange under the ticker symbol “REUN”, concurrent with the listing of Field Trip H&W (see below). Reunion continues to focus on the research and development of novel psychedelic molecules such as RE104 and RE200 series of drug development candidates.
Field Trip H&W operates as a separate company with a separate management team and Board of Directors focused on the Clinic Operations.
Concurrent with closing of the Arrangement, Field Trip H&W completed a series of private placement financings for gross proceeds of approximately $20 million and listed on the Toronto Stock Exchange Venture under the ticker symbol “FTHW”. In connection with the Arrangement, Reunion subscribed for 19,615,000 FTHW shares at $0.50 per share and holds a 21.84% interest in Field Trip H&W on a non-diluted basis (see Note 9 for details).
The following diagram describes the subsidiaries of Reunion prior to the Spinout Transaction, and as of the date hereof, including their place of incorporation and continuance or formation. All subsidiaries are wholly-owned.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
Pre-Spinout Transaction
As of the date hereof
On September 30, 2022, Field Trip Discovery USA Inc. was renamed to Reunion Neuroscience USA Inc.
On October 4, 2022, Field Trip Psychedelics Inc. (“FTP”) was amalgamated with Field Trip Discovery Inc. following which the amalgamated entity was renamed Reunion Neuroscience Canada Inc.
2.   BASIS OF PREPARATION
Statement of Compliance
These unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and interpreted by the IFRS Interpretations Committee. Accordingly, certain information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed.
These unaudited interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements of the Company, including the notes thereto, for the fiscal years ended March 31, 2022 and 2021.
These unaudited interim consolidated financial statements were approved for issue by the Board of Directors on February 10, 2023.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
Basis of Presentation
These unaudited interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, as detailed in the Company’s accounting policies in the most recent audited annual consolidated financial statements.
Spinout of Clinic Operations
The Company accounted for the Clinic Operations as discontinued operations rather than continuing operations since the Spinout Transaction was successfully completed on August 11, 2022.
Therefore, the Clinic Operations’ assets and liabilities were classified and presented separately as items held for transfer in the unaudited interim consolidated statements of financial position and are measured at their carrying amount. Clinic Operations are excluded from the results of continuing operations and are presented as a single amount under Net loss before and after tax from discontinued Clinic Operations in the unaudited interim consolidated statements of loss and comprehensive loss. Property, plant and equipment, intangible assets and right-of-use assets are not depreciated or amortized once classified as held for sale. Additional disclosures are provided in Note 4. All other notes to the unaudited interim consolidated financial statements include amounts from continuing operations.
3.
SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and the methods of computation, as well as the use of estimates and judgments described in the Company’s audited annual consolidated financial statements have been applied consistently to all periods presented in these unaudited interim consolidated financial statements. The accounting policies have been applied consistently by all subsidiaries.
In addition to those disclosed in the annual consolidated financial statements, the following represents additional accounting policies applicable to these unaudited interim consolidated financial statements.
Investment in associate
An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not having control over those policies.
The considerations made in determining significant influence or control are similar to those necessary to determine control over subsidiaries. The Company’s investment in its associate, Field Trip H&W, is accounted for using the equity method.
Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.
The unaudited interim consolidated statements of loss and comprehensive loss reflects the Company’s share of the results of operations of the associate. Any change in Other Comprehensive Income (“OCI”) of the investee is presented as part of the Company’s OCI. In addition, when there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes, when applicable, in the unaudited interim consolidated statements of changes in equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.
The aggregate of the Company’s share of profit or loss of an associate is shown on the face of the unaudited interim consolidated statements of loss and comprehensive loss outside operating profit and represents profit or loss after tax and non-controlling interests in the associate.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
The unaudited interim consolidated financial statements of the associate are prepared for the same reporting period as the Company.
Impairment in associate
After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in associate. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within Share of loss of associate in the unaudited interim consolidated statements of loss and comprehensive loss.
The entire carrying amount of the investment is tested for impairment as a single asset, by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. In determining the value in use of the net investment, the Company estimates its share of the present value of the estimated future cash flows expected to be generated by the associate, including the cash flows from the operations of the associate and the proceeds from the ultimate disposal of the investment.
Financial guarantees of associate lease obligations
Financial guarantees of associate lease obligations are initially measured at fair value calculated as the difference in present values of cash flows assuming an unguaranteed rate and the related probability of payment by the Company. Financial guarantees of associate lease obligations are recognized initially in the carrying value of the associate with the corresponding liability set up.
The financial guarantees are then amortized over the remaining period of the leases and recorded in other income or loss. Subsequently, these financial guarantees are remeasured at the higher of the loss allowance determined as expected credit loss under IFRS 9 and the amount initially recognized less the cumulative income or loss. The difference (as applicable) is recorded in net loss.
The Company has measured expected credit losses on a collective basis as the Company is unable to allocate the carrying amount of individual financial assets or the exposure to credit risk on financial guarantee contracts to the credit risk rating grades for which lifetime expected credit losses are recognized.
Share-based Payments
Reunion Replacement Options
Following the Arrangement, each original Field Trip Health Ltd. Option was exchanged for one (1) Reunion Replacement Option and 0.85983356 of a Field Trip H&W Option, with each Reunion Replacement Option and each whole Field Trip H&W Option (i) entitling the holder thereof to acquire one (1) Reunion Share and one (1) Field Trip H&W Share, respectively, and (ii) having an exercise price (rounded up to the nearest cent) determined in accordance with the Arrangement. Immediately upon closing of the Arrangement, the Company consolidated its Reunion Shares on a 5:1 basis, resulting in a similar consolidation of Reunion Replacement Options.
The Reunion Replacement Options were accounted for as a modification of the Field Trip Health Ltd. Options. The Company recognized the effects of the modifications that increased the total fair value of the share-based payment arrangement or were otherwise beneficial to the participant. The incremental fair value granted is the difference between the fair value of the Reunion Replacement Options and the fair value of the cancelled equity instruments, immediately before and after the Spinout Transaction closing date. This incremental amount will be recognized as an expense over the remainder of the vesting period.
As the original Field Trip Health Ltd. Option was exchanged for two separate options, the fair value of the Field Trip Health Ltd. Option on the grant date and the incremental gain of the Reunion Replacement

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
Option and Field Trip H&W Option have been allocated to each separate option based on the proportion of each separate option’s corresponding fair value on the date of the Arrangement over their combined total fair value on the date of the Arrangement.
Stock Option Cancellations
As part of the Arrangement, option holders who are not engaged in Reunion are no longer eligible participants under the Reunion equity compensation plan. As such, these participants’ unvested Reunion options were cancelled immediately upon closing of the Spinout Transaction. The vested Reunion options shall remain available for exercise for a period of 12 months following the earlier of: (i) the date of the Arrangement, or (ii) the term of the original Field Trip Health Ltd. Option. Participants who are not engaged in Field Trip H&W will have their options treated likewise.
The cancellation of options was accounted for as an acceleration of vesting, and the amount that otherwise would have been recognized for services received for employment over the remainder of the vesting period was recognized immediately as an expense.
As a result, the Company recognized the accelerated vesting of Field Trip H&W options for its participants and for those who are not involved in either Reunion or Field Trip H&W.
Use of Estimates and Judgments
The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of liabilities at the date of these unaudited interim consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods. The significant accounting estimates and judgments have been set out in Note 3 to the Company’s audited annual consolidated financial statements for the fiscal years ended March 31, 2022 and 2021. Other than estimates and judgments related to the additional accounting policies described above in this Note 3, there have been no significant changes in estimates and judgments for the nine months ended December 31, 2022.
In addition to those disclosed in the annual consolidated financial statements, key areas of judgment and estimation or use of managerial assumptions are as follows:
Spinout of Clinic Operations
The Clinic Operations reflect Field Trip H&W on a combined carve-out basis as if it had always operated as a stand-alone entity. Prior to April 1, 2022, the Company paid certain costs for Field Trip H&W and performed certain activities on behalf of Field Trip H&W. As a result, the Clinic Operations include allocations of certain transactions reported in the accounts of the Company. These cost allocations have been determined on a basis considered by the Company to be a reasonable reflection of the utilization of services provided to Field Trip H&W.
Compensation related costs have been allocated using methodologies primarily based on proportionate time spent on the Company’s and Field Trip H&W’s respective activities. These cost allocations have been determined on a basis considered by the Company and Field Trip H&W to be a reasonable reflection of the utilization of services provided to the Company.
Management believes both the assumptions and allocations underlying the Clinic Operations are reasonable. However, as a result of the combined carve-out methodology in determining the results of Field Trip H&W, the Clinic Operations may not necessarily be indicative of the operating results and financial position that would have resulted had Field Trip H&W historically operated as a stand-alone entity.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
On April 28, 2022, in conjunction with the Company’s announcement of the Spinout Transaction and the classification of the Clinic Operations as discontinued operations, the recoverable amount was estimated for certain items of property, plant and equipment, intangible assets and right-of-use assets and no impairment loss was identified. For the purposes of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows or cash generating units (“CGUs”). The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount.
4.
SPINOUT OF CLINIC OPERATIONS

On August 11, 2022, Reunion transferred its Clinic Operations to Field Trip H&W. The following table presents the effect of the Clinic Operations in the unaudited interim consolidated statement of financial position as at August 10, 2022:
As at August 10, 2022
(Expressed in Canadian Dollars)	$
ASSETS
CURRENT
Cash and cash equivalents	156,096
Restricted cash	338,649
Accounts receivable	318,965
Other assets	547,069
TOTAL CURRENT ASSETS	1,360,779
NON-CURRENT
Property, plant and equipment	3,362,679
Intangible assets	450,941
Right-of-use assets	27,487,957
Other non-current assets	709,019
TOTAL NON-CURRENT ASSETS	32,010,596
ASSETS HELD FOR TRANSFER RELATED TO SPINOUT OF CLINIC OPERATIONS	33,371,375
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	1,851,219
Due to Reunion Neuroscience Inc.	3,096,841
Deferred revenue	421,144
Current portion of lease obligations	2,629,171
TOTAL CURRENT LIABILITIES	7,998,375
NON-CURRENT
Loan payable	32,807
Lease obligations	26,671,728
TOTAL NON-CURRENT LIABILITIES	26,704,535
LIABILITIES DIRECTLY ASSOCIATED WITH THE ASSETS HELD FOR TRANSFER RELATED TO SPINOUT OF CLINIC OPERATIONS	34,702,910
NET LIABILITIES	(1,331,535)

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
As at August 10, 2022, Field Trip H&W owed an amount of $3,096,841 to Reunion, of which $421,240 relates to the cash balances in the Professional Corporations (“PCs”) and the remaining $2,675,601 relates to external services incurred for the Spinout Transaction. An amount of $3,060,740 was repaid on September 27, 2022.
As at August 10, 2022, the Company accrued an amount of $574,833 related to HST payable to the Canada Revenue Agency (“CRA”) on transfer pricing transactions with Field Trip H&W. Upon closing of the Arrangement amounts other than amounts described above between Reunion and Field Trip H&W were settled through a net settlement agreement through contributed surplus. Subsequent to the close of the Arrangement, the Company filed an election which was accepted by the Canadian Revenue Authority (“CRA”) to treat certain taxable supplies as having been made for nil consideration for HST purposes. As a result, the Company reversed the related liability in the third quarter.
The following table presents the effect of the Clinic Operations in the unaudited interim consolidated statements of loss and comprehensive loss:
	For the period from July 1, 2022 – August 10, 2022	Three Months Ended December 31, 2021	For the period from April 1, 2022 – August 10, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
REVENUE
Total revenue	761,660	1,360,811	2,586,064	3,136,027
OPERATING EXPENSES
General and administration	1,889,329	4,507,396	8,225,805	16,966,006
Occupancy costs	127,070	448,077	1,355,022	1,361,187
Sales and marketing	286,715	1,079,084	956,613	3,458,645
Research and development	116,863	319,338	161,168	321,038
Depreciation and amortization	—	1,014,018	1,204,670	2,478,213
Patient services	1,260,802	2,546,763	3,774,751	6,458,901
Total operating expenses	3,680,779	9,914,676	15,678,029	31,043,990
OTHER INCOME (EXPENSES)
Interest income	3,859	6,891	12,480	20,962
Interest expense	(179,089)	(320,944)	(585,492)	(724,053)
Other income (loss)
Foreign exchange gain (loss)	940,332	(212,565)	3,274,282	(109,502)
Government assistance	—	—	—	12,103
Net loss before income taxes	(2,154,017)	(9,080,483)	(10,390,695)	(28,708,453)
Income taxes	—	—	—	—
Net loss after tax	(2,154,017)	(9,080,483)	(10,390,695)	(28,708,453)
Exchange gain (loss) from translation of foreign subsidiaries	(589,960)	118,092	(1,507,515)	(230,240)
COMPREHENSIVE LOSS	(2,743,977)	(8,962,391)	(11,898,210)	(28,938,693)

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
The following table presents the effect of the Clinic Operations in the unaudited interim consolidated statements of cash flows:
	For the period from April 1, 2022 – August 10, 2022	Nine months ended December 31, 2021
	$	$
Cash used in operating activities	(6,232,404)	(11,440,935)
Cash used in investing activities	(246,106)	(3,038,720)
Cash provided by financing activities	4,747,183	15,891,975
Net cash inflow (outflow)	(1,731,327)	1,412,320
5.   RESTRICTED CASH
As at December 31, 2022, the Company had $515,258 of restricted cash held as collateral against the Company’s credit card limit (March 31, 2022 — $776,551).
6.   ACCOUNTS RECEIVABLE
	As at December 31, 2022	As at March 31, 2022
	$	$
Trade receivables	—	250,139
Sales tax receivable	1,624,764	728,176
Other receivables	—	250,430
	1,624,764	1,228,745
7.   OTHER ASSETS
	As at December 31, 2022	As at March 31, 2022
	$	$
Prepaid expenses	2,283,194	3,448,069
Lease security deposits	—	678,854
Shareholder loans receivable	55,275	53,185
	2,338,469	4,180,108
Less amounts due within one year	(2,283,194)	(3,451,901)
Non-current balance	55,275	728,207

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
8.   PROPERTY, PLANT AND EQUIPMENT
Cost	Leasehold Improvements $	Furniture & Fixtures $	Computer Equipment $	Medical & Laboratory Equipment $	Construction in Progress $	Total $
Balance, April 1, 2022	2,652,290	627,200	963,801	416,833	962,640	5,622,764
Additions related to Clinic Operations	—	—	37,567	—	10,114	47,681
Impairment charge related to Clinic Operations	—	—	—	—	(997,524)	(997,524)
Foreign currency translation adjustment related to Clinic Operations	63,135	19,514	28,302	19,353	24,770	155,074
Assets held for transfer related to spinout of Clinic Operations	(2,715,425)	(646,714)	(1,029,670)	(436,186)	—	(4,827,995)
Balance, December 31, 2022	—	—	—	—	—	—
Accumulated depreciation
Balance, April 1, 2022	(625,016)	(134,859)	(307,993)	(92,721)	—	(1,160,589)
Depreciation expense related to Clinic Operations	(129,348)	(31,824)	(84,553)	(21,207)	—	(266,932)
Foreign currency translation adjustment related to Clinic Operations	(19,469)	(4,967)	(8,177)	(5,182)	—	(37,795)
Assets held for transfer related to spinout of Clinic Operations	773,833	171,650	400,723	119,110	—	1,465,316
Balance, December 31, 2022	—	—	—	—	—	—
Net book value as at
December 31, 2022	—	—	—	—	—	—
March 31, 2022	2,027,274	492,341	655,808	324,112	962,640	4,462,175
On April 28, 2022, in conjunction with its announcement of the Spinout Transaction, the Company announced its decision to defer the opening of new clinics to a future date. As construction will not continue, the benefits will not be realized and amount were written off. The remaining assets were subsequently transferred to Field Trip H&W following the Arrangement.
9.   INVESTMENT IN ASSOCIATE
Field Trip H&W is the spinout company following the Arrangement and is incorporated in Canada. The shares are publicly listed and traded on the TSXV under the ticker symbol “FTHW”.
Reunion subscribed for 19,615,000 common shares of Field Trip H&W at $0.50 per share and holds a 21.84% interest in Field Trip H&W on a non-diluted basis. Through its ownership interest and representation on Field Trip H&W’s Board, Reunion can significantly influence, but not control Field Trip H&W’s decisions. Therefore, the Company has accounted for its investment in Field Trip H&W using the equity method of accounting.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
As at December 31, 2022 $
Investment in Field Trip H&W	9,807,500
Loss allowance for lease guarantees provided to Field Trip H&W (Note 22)	1,935,051
Share of loss of an associate	(1,233,302)
Share of exchange gain in associate	12,912
Impairment in investment in associate	(8,336,404)
Balance, September 30, 2022	2,185,757
Share of loss of an associate	(2,193,327)
Share of exchange gain in associate	7,570
Balance, December 31, 2022	—
The acquisition resulted in goodwill of $9,807,500, which has been determined on a provisional basis and is included in the value of the investment in associate. The Company is in the process of determining the fair values of the acquired assets and assumed liabilities (including property, plant and equipment, intangible assets, right-of-use assets and associated obligations) of the associate. The Company will adjust the provisional amounts upon the completion of the fair valuation of net identifiable assets in order to reflect the latest information obtained regarding events that occurred at the acquisition date.
As a result of the significant decline in the price of Field Trip H&W Shares subsequent to the Company’s investment through to December 31, 2022, the Company determined there to be an indicator of impairment. As a result, the Company performed a quantitative interim impairment assessment of Field Trip H&W based on the recoverable amount using the value in use methodology. The value in use was based on the present value of the Company’s proportionate share of cash flows expected from the investment over a period of five years. A long term terminal growth rate is calculated and applied to project future cash flows after the fifth year. The most significant assumptions used in applying this method were (i) a 2% long term terminal growth rate and (ii) a 27.5% discount rate applied to the cash flows. No additional impairment was recorded the three months ended December 31, 2022.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
10.   INTANGIBLE ASSETS
Cost	Field Trip Health Website $	Field Trip Health Portal $	Trip App $	Total $
Balance, April 1, 2022	182,905	251,263	278,282	712,450
Additions related to Clinic Operations	—	—	14,264	14,264
Assets held for transfer related to spinout of Clinic Operations	(182,905)	(251,263)	(292,546)	(726,714)
Balance, December 31, 2022	—	—	—	—
Accumulated amortization
Balance, April 1, 2022	(88,599)	(70,599)	(69,898)	(229,096)
Amortization expense related to Clinic Operations	(11,400)	(16,568)	(18,709)	(46,677)
Assets held for transfer related to spinout of Clinic Operations	99,999	87,167	88,607	275,773
Balance, December 31, 2022	—	—	—	—
Net book value as at
December 31, 2022	—	—	—	—
March 31, 2022	94,306	180,664	208,384	483,354
11.   LEASES
Prior to the Spinout Transaction, the Company leased real property for its Toronto office, clinical locations in North America and The Netherlands and its research facility in Jamaica. Right-of-use assets consisted of the following:
Cost	Total $
Balance, April 1, 2022	30,960,968
Foreign currency translation adjustment related to Clinic Operations	1,225,611
Assets held for transfer related to spinout of Clinic Operations	(32,186,579)
Balance, December 31, 2022	—
Accumulated depreciation
Balance, April 1, 2022	(3,675,634)
Depreciation expense related to Clinic Operations	(891,061)
Foreign currency translation adjustment related to Clinic Operations	(131,927)
Assets held for transfer related to spinout of Clinic Operations	4,698,622
Balance, December 31, 2022	—
Net book value as at
December 31, 2022	—
March 31, 2022	27,285,334

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
Lease obligations consist of the following:
Total $
As at April 1, 2022	29,021,056
Foreign currency translation adjustment related to Clinic Operations	1,176,263
Payments during the period related to Clinic Operations	(1,480,269)
Interest expense during the period related to Clinic Operations	583,849
Liabilities directly associated with the assets held for transfer related to spinout of Clinic Operations	(29,300,899)
—
The Company acts as a guarantor for nine leases signed by Field Trip H&W’s subsidiaries (Note 22).
12.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
	As at December 31, 2022 $	As at March 31, 2022 $
General and administration	2,069,057	3,683,931
Research and development	2,354,541	801,901
Occupancy	—	44,232
Patient services	—	1,029,479
Sales and marketing	—	92,856
Property, plant and equipment	—	194,273
	4,423,598	5,846,672
As at December 31, 2022, the Company accrued an amount of $586,584 related to personnel costs (March 31, 2022 — $2,228,252) included in accounts payable and accrued liabilities.
13.   SHARE CAPITAL
Share Capital Issued and Fully Paid Up as at December 31, 2022
Class of Shares	Number of Shares Issued	Amount $
Reunion Shares	11,645,152	107,171,410

(i)
As part of the Arrangement, the Company created a new class of common shares known as the Reunion Shares. Each Field Trip Health Ltd. Class A Share was exchanged for one (1) Reunion Share and 0.85983356 of a Field Trip H&W Share held by Field Trip Health Ltd., and the Field Trip Health Ltd. Class A Shares were cancelled. Immediately upon closing of the Arrangement, the Company consolidated its Reunion Shares on a 5:1 basis.

(ii)
Reunion’s share capital immediately prior to the Arrangement was split based on the fair value of Field Trip H&W being 50,055,011 common shares at $0.50 per share. As a result of the Arrangement, on August 11, 2022, 58,214,768 Class A shares, with a share capital of $132,187,016 were cancelled and 11,642,953 Reunion Shares, with a share capital of $107,159,510 were issued. On December 13, 2022, 30 shares were cancelled representing excess fractional shares resulting from the Arrangement. The amount of Reunion’s net investment in Field Trip H&W at the effective date of the Arrangement, amount to $1,331,535, was deducted from Reunion’s deficit, the unrealized loss on translation of foreign

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
subsidiaries transferred to Field Trip H&W of $823,868 was deducted from Reunion’s OCI and the share-based payment reserve transferred to Field Trip H&W of $5,720,641 was deducted from Reunion’s share-based payment reserve.
(iii)
During the nine months ended December 31, 2022, options were exercised for gross proceeds of $17,830.

Share Capital Reserved for Issuance
Class of Shares	As at December 31, 2022	As at March 31, 2022
Common Share Stock Options	1,418,023	6,056,540
Warrants	—	2,071,090
FTP Compensation Warrants	—	174,384
Compensation Warrants	206,973	1,034,868
Jamaica Facility Shares (Note 15)	—	337,500
	1,624,996	9,674,382
14.   WARRANTS
As part of the Arrangement, all outstanding Field Trip Warrants were deemed to be simultaneously amended to entitle each holder to receive, upon due exercise thereof and for the original exercise price, one (1) Reunion Share and 0.85983356 of a Field Trip H&W Share. Immediately upon closing of the Arrangement, the Company consolidated its Reunion Shares on a 5:1 basis, resulting in a similar consolidation of the Warrants.
The following is a schedule of the warrants outstanding:
	FTP Compensation Warrants #	Compensation Warrants #	Warrants #	Total Warrants #	Total Amount $
Balance, March 31, 2022	174,384	1,034,868	2,071,090	3,280,342	6,196,906
Warrants expired	—	—	(2,071,090)	(2,071,090)	(2,772,748)
Balance, August 10, 2022	174,384	1,034,868	—	1,209,252	3,424,158
Balance, August 10, 2022 following the consolidation of Warrants	34,876	206,973	—	241,849	3,424,158
Warrants expired after the Arrangement	(34,876)	—	—	(34,876)	(178,219)
Balance, December 31, 2022	—	206,973	—	206,973	3,245,939
The weighted average life for warrants outstanding as at December 31, 2022 was 0.18 years (March 31, 2022 — 0.48 years).
15.   SHARE-BASED PAYMENTS
As at December 31, 2022, the number of Common Shares available for issuance under the Stock Option Plan was 328,750.
Under the Stock Option Plan, the Company may grant options to purchase common shares to officers, directors, employees or consultants of the Company or its affiliates. Options issued under the Stock Option

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
Plan are granted for a term not exceeding ten years from the date of grant. In general, options have vested either immediately upon grant or over a period of four to ten years.
Following the Arrangement, each Field Trip Option was exchanged for one (1) Reunion Replacement Option and 0.85983356 of an option to purchase a Field Trip H&W Share. The Reunion Replacement Options were accounted for as a modification of the original grant of Field Trip Health Ltd. Options. Reunion Options were consolidated on a 5:1 basis.
As part of the Arrangement, option holders who are not engaged in Reunion will no longer be eligible participants under the Reunion equity compensation plan. As such, these participants’ unvested Reunion Options were cancelled immediately upon closing of the Spinout Transaction. The vested Reunion Options shall remain available for exercise for a period of 12 months following the earlier of: (i) the date of the Arrangement, or (ii) the term of the original Field Trip Health Ltd. Option. Participants who are not engaged in Field Trip H&W will have their options treated likewise. The cancellation of options was accounted for as an acceleration of vesting (Note 3 for details).
The following is a schedule of the options outstanding as at December 31 and March 31, 2022:
December 31, 2022
	Options #	Range of Exercise Prices $	Weighted Average Exercise Price $
Balance, April 1, 2022	6,056,540	0.50 – 8.25	3.49
Stock Option Plan – Granted	755,500	1.04 – 1.33	1.14
Stock Option Plan – Forfeited	(772,105)	0.50 – 7.74	4.61
Stock Option Plan – Exercised	(26,479)	0.50	0.50
Balance, August 10, 2022	6,013,456	0.50 – 8.25	3.14
Balance, August 10, 2022 following the consolidation of options	1,202,680	2.06 – 33.95	12.64
Stock Option Plan – Cancelled following the Arrangement	(500,982)	2.06 – 33.95	13.64
Balance, August 11, 2022	701,698	2.06 – 33.95	11.92
Options after the Arrangement
Stock Option Plan – Granted	768,345	1.74 – 8.23	2.09
Stock Option Plan – Forfeited	(49,791)	2.06 – 23.25	10.47
Stock Option Plan – Exercised	(2,229)	2.06	2.06
Balance, December 31, 2022	1,418,023	1.74 – 33.95	6.66

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
March 31, 2022
	Options #	Range of Exercise Prices $	Weighted Average Exercise Price $
Balance, April 1, 2021	5,150,798	0.50 – 8.25	2.29
Stock Option Plan – Granted	2,071,286	1.65 – 7.74	6.08
Stock Option Plan – Forfeited	(743,378)	0.50 – 8.00	3.94
Stock Option Plan – Exercised	(422,166)	0.50 – 2.68	0.70
Balance, March 31, 2022	6,056,540	0.50 – 8.25	3.49
The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.
Weighted average of option model inputs and fair value for options granted during the nine months ended December 31, 2022 and 2021 were as follows:
December 31, 2022
Grants following the Arrangement:
Options #	Share Price $	Exercise Price $	Risk-free Interest Rate %	Expected Life (years)	Volatility Factor %	Fair Value per Option $
768,345	2.09	2.09	3.2	10	124	2.01
Grants before the Arrangement:
Options #	Share Price $	Exercise Price $	Risk-free Interest Rate %	Expected Life (years)	Volatility Factor %	Fair Value per Option $
755,500	1.14	1.14	2.9	10	100	0.89
December 31, 2021
Options #	Share Price $	Exercise Price $	Risk-free Interest Rate %	Expected Life (years)	Volatility Factor %	Fair Value per Option $
1,984,786	6.26	6.26	1.4	9	103	5.33

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
The following table summarizes the outstanding and exercisable options as at December 31, 2022 and March 31, 2022:
December 31, 2022
Range of Exercise Prices $	Options #	Remaining Contractual Life (years)	Weighted Average Exercise Price $	Vested Options #	Weighted Average Exercise Price $
1.74 – 2.15	1,034,000	8.3	2.03	246,572	2.06
4.44 – 5.47	82,900	9.5	4.56	—	—
8.19 – 11.03	61,843	2.5	8.29	52,365	8.30
16.83 – 21.19	56,545	4.1	19.26	40,608	19.04
23.25 – 28.81	106,935	5.4	26.43	66,144	25.57
31.85 – 33.95	75,800	6.4	33.58	42,362	33.38
1.74 – 33.95	1,418,023	7.6	6.66	448,051	10.76
March 31, 2022
Range of Exercise Prices $	Options #	Remaining Contractual Life (years)	Weighted Average Exercise Price $	Vested Options #	Weighted Average Exercise Price $
0.50	2,239,617	8.0	0.50	1,024,464	0.50
1.65 – 2.35	832,569	7.4	2.00	361,697	2.00
2.55 – 3.83	50,000	9.2	2.87	8,332	2.68
3.83 – 5.75	1,266,747	9.1	5.15	243,838	4.92
5.75 – 8.25	1,667,607	9.2	7.01	141,679	8.03
0.50 – 8.25	6,056,540	8.5	3.49	1,780,010	2.02
Jamaica Facility Shares
In accordance with a share purchase agreement (“SPA”) between Reunion and Darwin Inc. executed on June 3, 2020, Reunion issued 862,500 common shares to Darwin Inc. On July 5, 2022, the SPA was amended to provide for the issuance of common shares of Field Trip H&W, in lieu of Reunion. Upon completion of the Spinout Transaction, Reunion no longer has no further obligations to issue shares in connection with the SPA.
Summary of Stock-based Compensation
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
Stock option compensation expense	$	$	$	$
Stock Option Plan	332,348	2,050,547	1,906,705	5,395,933
Jamaica Facility Shares	—	—	—	122,637
Stock-based compensation expense	332,348	2,050,547	1,906,705	5,518,570

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
Stock option expense related to continuing operations
General and administration	301,964	303,233	1,216,201	693,403
Research and development	30,384	65,948	16,119	314,053
Stock option expense related to Clinic Operations (Note 4)	—	1,681,366	674,385	4,511,114
Stock-based compensation expense	332,348	2,050,547	1,906,705	5,518,570
16.   NET LOSS PER SHARE
For the three and nine months ended December 31, 2022 and 2021, basic loss per share and diluted loss per share were the same, as the Company recorded a net loss for both periods and the exercise of any potentially dilutive instruments would be anti-dilutive.
Comparative weighted average number of common shares outstanding has been adjusted to reflect the 5:1 consolidation of the common shares outstanding.
Instruments that could potentially dilute basic loss per common share includes common share stock options, warrants, FTP warrants, Compensation warrants and shares related to the Jamaica Facility shares (Note 13).
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
Loss attributable to common shares ($)	(12,454,674)	(14,971,170)	(42,000,689)	(40,520,845)
Weighted average number of shares outstanding – basic and diluted (#)	11,645,102	11,569,645	11,638,805	11,529,343
Loss per common share, basic and diluted ($)	(1.07)	(1.30)	(3.61)	(3.51)
Loss from continuing operations per common share, basic and diluted ($)	(1.07)	(0.51)	(2.72)	(1.02)
Loss from Clinic Operations per common share, basic and diluted ($)	—	(0.79)	(0.89)	(2.49)

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
17.   GENERAL AND ADMINISTRATION
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
Personnel costs	924,135	438,867	2,527,445	674,262
External services (including listing and other public company related services)	1,906,340	3,870,837	5,261,207	6,510,484
Share-based payments (Note 15)	301,964	303,233	1,216,201	693,403
Total general and administration	3,132,439	4,612,937	9,004,853	7,878,149
18.   RESEARCH AND DEVELOPMENT
	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
External services	2,606,763	667,804	6,384,143	3,310,648
Personnel costs	780,552	368,364	2,105,113	727,690
Share-based payments (Note 15)	30,384	65,948	16,119	314,053
Supplies and services	22,998	59	67,805	303,985
Total research and development	3,440,697	1,102,175	8,573,180	4,656,376
External services fees relate primarily to fees paid to third parties to further RE104 development in addition to the RE200 series.
19.   NET CHANGE IN NON-CASH WORKING CAPITAL
	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$
Accounts receivable	(714,962)	(310,934)
Other current assets	636,013	(1,690,690)
Due from associate	37,690	—
Other non-current assets	(13,933)	60,351
Accounts payable and accrued liabilities	523,312	428,818
Deferred revenue	140,400	151,355
Net change in non-cash working capital	608,520	(1,361,100)

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
20.   FINANCIAL INSTRUMENTS
Classification of Financial Instruments
Financial assets and financial liabilities are measured on an ongoing basis at amortized cost. The classification of the financial instruments, as well as their carrying values, are shown in the table below:
	As at December 31, 2022	As at March 31, 2022
	$	$
Financial assets at amortized cost
Cash and cash equivalents	31,870,745	63,720,102
Restricted cash	515,258	776,551
Accounts receivable (excluding sales tax receivable)	—	500,569
Due from associate	255,158	—
Shareholders’ loan receivable	55,275	53,185
Total financial assets	32,696,436	65,050,407
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	4,423,598	5,846,672
Financial guarantees	5,465,707	—
Loan payable	—	31,163
Total financial liabilities	9,889,305	5,877,835
Cash and cash equivalents, restricted cash, accounts receivable, due from associate and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.
21.   DUE FROM ASSOCIATE
In connection with the Arrangement, Field Trip H&W and Reunion entered into a Shared Services Agreement. Under the agreement, both parties have agreed to a cost-sharing arrangement that permits Reunion to continue to leverage certain assets and operational staff of Field Trip H&W, including information technology (IT) infrastructure, administration and reporting systems, human resources, marketing, IT and financial staff. Additionally, Field Trip H&W or Reunion, as applicable, may continue to operate such systems on behalf of the other company and/or may hold contracts for services or facilities for the benefit of such other company in trust pending their assignment or renegotiation. During the three months ended December 31, 2022, the Company incurred $21,695 which is owed to Field Trip H&W related to the above Shared Services Agreement, which has been recorded within general and administration. During the nine months ended December 31, 2022, the Company incurred $37,690.
In addition to the Shared Services Agreement, the Company paid amounts to third parties on behalf of Field Trip H&W or advanced cash to the associate. As at August 10, 2022, Field Trip H&W owed an amount of $3,096,841 to Reunion, of which $421,240 relates to the cash balances in the PCs, $2,675,601 relates to external services incurred for the Spinout Transaction and other payments. $3,060,740 and $239,633 was repaid in the second and third quarter respectively. $289,454 and $201,272 was advanced during the second quarter and third quarter respectively. These advances are payable on demand and non-interest bearing.
As at December 31, 2022, the amount due from associate totalled $255,158 (March 31, 2022 — nil).

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three and Nine Months Ended December 31, 2022 and 2021
22.   COMMITMENTS
Financial Guarantees
In connection with the historical disposition of certain of its assets, the Company has assigned eleven leases to Field Trip H&W’s subsidiaries and medical professional corporations. The Company has provided a guarantee of payment for all amounts associated with the leases in the event of non-payment by Field Trip H&W or in the event that the assignees are in default. During the quarter the Company was relieved as guarantor on two of the leases. The Company remains a guarantor on nine leases. As at December 31, 2022, the Company has remeasured its financial guarantees in connection with these leases.
As at December 31, 2022 $
Balance, September 30, 2022	1,935,051
Amortization of financial guarantees	(55,528)
Derecognition of financial guarantees	(278,102)
Remeasurement of financial guarantees	3,864,286
Balance, December 31, 2022	5,465,707
As at December 31, 2022 $
Future lease payments, September 30, 2022	26,365,363
Derecognition of financial guarantees	(4,939,415)
Future lease payments, December 31, 2022	21,425,948
The future lease payments for these non-cancellable lease contracts are detailed as follows:
	Within 1 year	1 to 5 years	After 5 years	Total
Future lease payments	2,671,542	10,563,980	8,190,426	21,425,948
23.   SEGMENT REPORTING
Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. Factors considered in determining the operating segments include the Company’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.
Following the announcement to reorganize its operations between Reunion and Field Trip H&W, operating results have been adjusted to reflect Field Trip H&W as discontinued operations. Accordingly, information provided to the CODM in this quarter reflects one segment — Global Research and Development.